Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012
Earnings:
Income (loss) before income taxes	$47.7		$124.6		$82.3		$155.0
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.7)		(1.2)		(1.8)		(1.7)
Fixed charges	45.6		58.5		87.8		108.2
Earnings	$92.6		$181.9		$168.3		$261.5
Fixed charges:
Interest expense, including debt discount amortization	$31.4		$46.9		$64.8		$87.4
Amortization/writeoff of debt issuance costs	7.3		5.0		9.5		7.4
Portion of rental expense representative of interest factor (assumed to be 33%)	6.9		6.6		13.5		13.4
Fixed charges	$45.6		$58.5		$87.8		$108.2
Ratio of earnings to fixed charges	2.0	x	3.1	x	1.9	x	2.4	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—